# SEC Schedule 13D/A (Amendment No. 30) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Howard Hughes Holdings Inc., CIK 0001981792
CUSIP: 44267T102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 9950 WOODLOCH FOREST DRIVE, 11TH FLOOR, THE WOODLANDS, Texas (TX), 77380
Date of event which requires filing of this statement: 08/05/2025
Amends the filing with accession number 0000950123-10-107487
Filed by CIK 0001336528
Persons authorized to receive notices and communications: Halit Coussin, Pershing Square Capital Management, L.P., 787 Eleventh Avenue, 9th Floor, New York, New York (NY), 10019, (212) 813-3700

## Reporting persons
- Pershing Square Capital Management, L.P. (CIK 0001336528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 18,852,064; aggregate amount beneficially owned 18,852,064 (31.7% of the class)
  Comment: Item 13 Footnote: This calculation is based on 59,401,210 shares of Common Stock outstanding as of July 30, 2025, as reported in the Issuer's Form 10-Q filed on August 6, 2025 for the quarterly period ended June 30, 2025 (the "Form 10-Q").
- Pershing Square Holdco, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 9,000,000; shared voting power 18,852,064; sole dispositive power 9,000,000; shared dispositive power 18,852,064; aggregate amount beneficially owned 27,852,064 (46.9% of the class)
  Comment: Item 13 Footnote: This calculation is based on 59,401,210 shares of Common Stock outstanding as of July 30, 2025, as reported in the Form 10-Q.
- Pershing Square Holdco GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 9,000,000; shared voting power 18,852,064; sole dispositive power 9,000,000; shared dispositive power 18,852,064; aggregate amount beneficially owned 27,852,064 (46.9% of the class)
  Comment: Item 13 Footnote: This calculation is based on 59,401,210 shares of Common Stock outstanding as of July 30, 2025, as reported in the Form 10-Q.
- PS Holdco GP Managing Member, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 9,000,000; shared voting power 18,852,064; sole dispositive power 9,000,000; shared dispositive power 18,852,064; aggregate amount beneficially owned 27,852,064 (46.9% of the class)
  Comment: Item 13 Footnote: This calculation is based on 59,401,210 shares of Common Stock outstanding as of July 30, 2025, as reported in the Form 10-Q.
- William A. Ackman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 9,000,000; shared voting power 18,852,064; sole dispositive power 9,000,000; shared dispositive power 18,852,064; aggregate amount beneficially owned 27,852,064 (46.9% of the class)
  Comment: Item 13 Footnote: This calculation is based on 59,401,210 shares of Common Stock outstanding as of July 30, 2025, as reported in the Form 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Howard Hughes Holdings Inc.
Address of issuer's principal executive offices: 9950 WOODLOCH FOREST DRIVE, 11TH FLOOR, THE WOODLANDS, Texas (TX), 77380
Comment:
This amendment No. 30 ("Amendment No. 30") to Schedule 13D is being filed on behalf of the Reporting Persons relating to the common stock, par value $0.01 per share (the "Common Stock"), of Howard Hughes Holdings Inc., a Delaware corporation (the "Issuer"). This Amendment No. 30 modifies the original Schedule 13D filed on December 4, 2019 (as amended and supplemented prior to the filing of this Amendment No. 30, the "Schedule 13D") by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership, (ii) PS Management GP, LLC, a Delaware limited liability company, and (iii) William A. Ackman, a citizen of the United States.

Capitalized terms used but not defined in this Amendment No. 30 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 30, the Schedule 13D is unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

"On August 5, 2025, in connection with the previously announced acquisition by Pershing Square Holdco, L.P. ("Holdco") of 9,000,000 newly issued shares of Common Stock and subsequent amendments to the respective investment management agreements between Pershing Square Capital Management, L.P. ("PSCM") and each of Pershing Square Holdings, Ltd. ("PSH"), Pershing Square International, Ltd. ("PSIL"), and Pershing Square, L.P. ("PSLP", and together with PSH and PSIL, the "PS Funds"), Holdco, PSCM and the PS Funds entered into a Voting Proxy Agreement (the "Voting Proxy Agreement"), which is filed as Exhibit 99.38 hereto and incorporated herein by reference, pursuant to which each PS Fund appointed Holdco as its proxy and attorney-in-fact to vote all of the Common Stock that such PS Fund holds.

The Voting Proxy Agreement does not restrict any of the PS Funds from disposing any Common Stock that such PS Fund owns. A disposition of Common Stock by any PS Fund would automatically terminate the voting proxy granted pursuant to the Voting Proxy Agreement with respect to such Common Stock disposed. Additionally, the voting proxy granted pursuant to the Voting Proxy Agreement may be terminated with respect to any PS Fund (i) upon written notice by Holdco to such PS Fund or (ii) upon written notice by such PS Fund to Holdco given no less than twelve months after termination by such PS Fund of the applicable investment management agreement by and between such PS Fund and PSCM."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

"The information set forth in Item 4 of Amendment No. 30 is incorporated by reference into this Item 6 as if restated in full."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibits:

Exhibit 99.38: Voting Proxy Agreement, dated as of August 5, 2025, by and between Pershing Square Holdco, L.P., Pershing Square Capital Management, L.P., Pershing Square Holdings, Ltd., Pershing Square International, Ltd., and Pershing Square, L.P.

## Signatures
- Pershing Square Capital Management, L.P.: /s/ William A. Ackman, William A. Ackman / Authorized Signatory (08/07/2025)
- Pershing Square Holdco, L.P.: /s/ William A. Ackman, William A. Ackman / Authorized Signatory (08/07/2025)
- Pershing Square Holdco GP, LLC: /s/ William A. Ackman, William A. Ackman / Authorized Signatory (08/07/2025)
- PS Holdco GP Managing Member, LLC: /s/ William A. Ackman, William A. Ackman / Authorized Signatory (08/07/2025)
- William A. Ackman: /s/ William A. Ackman, William A. Ackman (08/07/2025)